
05009006





The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

June 9th, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of June 9th, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15






SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C. 209 SECTION

DEXIA AND ROYAL BANK OF CANADA COMBINE INSTITUTIONAL INVESTOR SERVICES BUSINESSES

RBC DEXIA INVESTOR SERVICES WILL RANK AMONG TOP 10 GLOBAL CUSTODIANS

LUXEMBOURG and TORONTO, June 9, 2005 – Dexia and Royal Bank of Canada (RBC) today announced they have reached an agreement to combine their institutional investor services businesses in an equally owned joint venture to be named RBC Dexia Investor Services (RBC Dexia IS), pending regulatory and other approvals. The new company, with approximately US$1.8 trillion in client assets under custody (representing combined parent AUC), will rank among the world's top 10 global custodians and will offer a complete range of investor services to institutions around the world.

Under the terms of the joint venture agreement, RBC and Dexia, through its wholly owned subsidiary Dexia Banque Internationale à Luxembourg (Dexia BIL), will each own an equal share of the new company, resulting in net tangible equity of EUR500 million. RBC Dexia IS, a holding company that will be headquartered in London, U.K., will provide strategic direction and management oversight to the operating companies.

Marc Hoffmann, CEO of Dexia BIL and member of the Dexia Executive Board, will be Chairman of RBC Dexia IS. The CEO of the new company will be José Placido, currently Executive Vice-President of RBC Global Services, who is responsible for institutional investor services. Operations will be conducted mainly by RBC Dexia Investor Services Bank in Luxembourg and RBC Dexia Investor Services Trust in Canada and their respective subsidiaries and branches around the world.

RBC Dexia IS will benefit from the reputation of its parent companies, both respected financial services enterprises with strong credit ratings (Moody's Aa2 senior debt for both organizations). RBC is a leading financial services provider in Canada and sixth-largest bank in North America, as measured by total assets, and Dexia is one of the largest financial institutions in the euro zone, as measured by market capitalization.

"RBC Dexia IS clients will benefit from the size, product breadth and high touch client service of two well-respected and well-financed global banks," Hoffmann said.

The combination of a leading global custodian known for best-in-class client service with a leading European player in global custody, fund administration and transfer agency services creates a unique proposition for sophisticated institutional investors worldwide.

"We are excited by what RBC Dexia IS can provide for our current and future clients," Placido added. "We will focus on achieving long-term growth by providing institutional investors with an integrated proposition of global custody, fund and pension administration, transfer agency and

related services. Our local presence on four continents will provide the scale and expertise to meet the needs of global asset managers."

The transaction is expected to close by early 2006. The new structure will have 3,500 employees and operations in 15 countries. "During the transition period, we will maintain consistent, uninterrupted service to our clients," Placido said.

"RBC Dexia IS is expected to continue producing growth and value for both parent companies by using greater scale to attract new business, improve operational efficiency and generate synergies resulting from cross-selling," Hoffmann said.

"Both RBC and Dexia are committed to this business and look forward to seeing RBC Dexia IS succeed as a strong global competitor," said Gordon M. Nixon, President and CEO of RBC Financial Group. "We believe this joint venture is the best way for us to ensure that we can continue to grow to meet the complex needs of our clients effectively."

"We have been very supportive since the idea originated," said Pierre Richard, President and CEO of Dexia Group. "We consider the strong commitment of both parent groups to institutional investor services as an essential condition for RBC Dexia Investors Services' long term growth."

About Dexia and Dexia BIL
Dexia Banque Internationale à Luxembourg (Dexia BIL) is a member of **Dexia**, the European banking group world leader in public finance and second largest commercial bank in Belgium. Dexia Group, with 24,000 employees, has operations in more than 20 countries worldwide. Dexia BIL provides commercial, private banking, asset management and investor services.

Founded in 1856, Dexia BIL is not only one of today's leading banks in the Luxembourg financial centre; it is also the oldest bank in the Grand Duchy. Since it was founded, it has played an active role in shaping the development of Luxembourg's economy. For more information, please visit www.dexia.com and www.dexia-bil.lu .

About Dexia Fund Services
As a business line of Dexia BIL, Dexia Fund Services (DFS) is a key provider in Europe and Asia in the fields of global custody, trustee and administration of investment funds, pension funds and managed accounts. Its wholly owned subsidiary First European Transfer Agent (FETA) offers transfer agency and distribution support to a wide array of mutual funds promoters and distributors.

DFS provides global investment fund servicing -ranging from core services such as fund accounting and global custody services, to related added value services (e.g. securities lending, cash management, universal ordering, performance measurement and attribution) designed to reduce risks while improving efficiency and performance. FETA has developed a fully integrated business system that delivers complete solutions, and has the biggest pool of third party retail Tranfer Agent-related expertise in Europe.

Dexia Fund Services and FETA have operational centers in Luxembourg, Dublin, Paris, Brussels, Zürich, Madrid, Barcelona, Milan, Amsterdam, Singapore, Hong Kong and the Cayman Islands.

For more details please visit www.dexiafundservices.com

About RBC
Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada's largest bank as measured by assets, and is one of North America's leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit www.rbc.com.

About RBC Global Services
RBC Global Services offers specialized transaction processing services to business, commercial, corporate, and institutional clients in domestic and select international markets. Key businesses include: global custody, investment administration, correspondent banking, cash management, payments and trade finance. With more than US$1.4 trillion in client assets under custody, it is a leading provider of securities services worldwide and Canada's largest custodian. It is also a leading provider of treasury management services providing a full suite of electronic cash management services. RBC Global Services facilitates a high volume of domestic and international payment services for clients around the world, and is the largest processor of Canadian dollar payments in Canada. It has specialists in London, Dubai, Singapore, Beijing, Sydney, Mexico City, New York and across Canada.

Media and Investor contacts:

Dexia

Françoise Lefebvre / 0033 1 43 92 80 20 / francoise.lefebvre@dexia.com

Ulrike Pommee / 0032 2 222 4401 / ulrike.pommee@dexia.be

RBC

Beja Rodeck, RBC Financial Group, 416-974-5506, beja.rodeck@rbc.com

Helen Jed, RBC Global Services, 44-20-76534463, helen.jed@rbc.com

Investor contacts:

Dexia

Thomas Guittet / + 33 1 43 92 80 34 / thomas.guittet@dexia.com
Peter De Baere / + 32 2 213 57 46 / peter.debaere@dexia.com

RBC

Nabanita Merchant, RBC Financial Group, 416-955-7803

Dave Mun, RBC Financial Group, 416-955-7808